Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

We are pleased to invite you to the Annual General Meeting of the Shareholders of Aurora Cannabis Inc. (the “Company”), to be held at the Renaissance Edmonton International Hotel, Cartier Room, 4236 - 36 Street E., Edmonton International Airport, Edmonton, AB T9E 0V4, on Friday, November 8, 2019 at the hour of 10:00 a.m. (Mountain Time) (the “Meeting”).

The purpose of the Meeting is as follows:

1.	to table the audited financial statements of the Company for the financial year ended June 30, 2019, together with the report of the Auditors and the management’s discussion and analysis thereon;
2.	to fix the number of directors to be elected at eight (8);
3.	to elect directors for the ensuing year;
4.	to appoint the auditor of the Company for the ensuing year; and
5.	to consider and, if deemed appropriate, to pass with or without variation, a non-binding advisory resolution on the Company’s approach to executive compensation, as more particularly described in the accompanying Management Information Circular, under “Particulars of Matters to be Acted Upon - Say-on-Pay”.

The accompanying Information Circular contains details of the matters to be considered at the Meeting. No other matters are contemplated, however any permitted amendment to, or variation of, any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record on the Company’s books at the close of business on September 10, 2019 are entitled to attend and vote at the Meeting or at any postponement or adjournment thereof. Each common share is entitled to one vote.

The audited financial statements of the Company for the financial year ended June 30, 2019, together with the report of the Auditors and the management’s discussion and analysis thereon are available under the Company’s profile at www.sedar.com and copies of these documents will be available at the Meeting.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account, you are not a registered shareholder.

We look forward to seeing you at the Meeting.

Sincerely,

/s/ Terry Booth

Terry Booth
Chief Executive Officer